Exhibit 99.4

For Immediate Release	August 13, 2008

CHALLENGER ANNOUNCES SIGNIFICANT NATURAL GAS DISCOVERY OFFSHORE TRINIDAD

CALGARY, ALBERTA, CANADA—(Marketwire – August 13, 2008) - Challenger Energy Corp (“Challenger”) (TSX.V:CHQ)(AMEX:CHQ), announce today that it has made a significant natural gas discovery with the drilling and production testing of the “Bounty” exploration well.

The “Bounty” exploration well was drilled to a total depth of approximately 17,360 feet and encountered gas bearing horizons with the main targeted zone in the well encountering approximately 200 feet of pay.  Initial test results indicate that the “Bounty” well is capable of producing at a rate of approximately 200 mmcf/d from this high pressure zone.  The results from the “Bounty” well and interpretations of extensive 3-D seismic data and other data indicate a natural gas resource potential of up to 2.6 TCF of natural gas from the tested structure.  During the testing of the “Bounty” well, production testing equipment capacity was maximized resulting in flow testing being restricted to a stabilized rate of 60 mmcf/d of natural gas with a flowing bottomhole pressure of 7186 psi.

The “Bounty” natural gas discovery is the second natural gas discovery Challenger and its partners have made in 2008 on Block 5(c) located approximately 60 miles off the east coast of Trinidad.

The “Bounty” discovery has proven up a large high quality natural gas reservoir that in combination with our extensive 3-D seismic data in the area appears to exceed 7,000 acres in size.  The “Bounty” well is estimated to initially produce at approximately 200 mmcf/d of sales natural gas at the anticipated pipeline pressure.  This compares favorably with production from the nearest analogous field, Dolphin Deep, where each of the two wells in this field produce at approximately 150 mmcf/d.

Operations are now underway to demobilize the testing equipment, suspend the “Bounty” well for production at a later date, and move the Kan Tan IV semi-submersible drilling rig  to drill a third exploration well location on Block 5(c) , the “Endeavour” well, which should spud by the end of August 2008.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore the Republic of Trinidad and Tobago. See www.challenger-energy.com for information on Challenger.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, resource potential and/or reserves, project start-ups and future capital spending. Actual results, estimates, projections, resource potential and/or reserves, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of undiscovered resources will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For Further Information, please Contact:

Challenger Energy Corp.
Suite 200, 744 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3T4
Attention: Dan MacDonald
Phone:	(403) 503-8815
Fax:	(403) 503-8811
www.challenger-energy.com